Exhibit 4.8

333 West Santa Clara St.

12th Floor

Attn: ******

San Jose CA 95113

408-556-5838

+      Redacted portions of this document indicate confidential information that has been redacted as permitted by securities laws in Canada and, in particular, Part 12 of National Instrument 51-102 - Continuous Disclosure Obligations.

October 12, 2016

via overnight courier and facsimile

******

DragonWave, Inc.

411 Legget Drive

Suite 600

Ottawa, ON K2K 3C9

Canada

Fax: 613-599-4225

Telephone: 613-566-9991

RE: Fourth Forbearance Agreement

Dear Sirs/Mesdames:

Reference is made to the Credit Agreement made as of June 1, 2012 between DragonWave Inc. (“Borrower”), Comerica Bank and Export Development Canada, as lenders (collectively, “Lenders” and individually, a “Lender”), and Comerica Bank as agent for the Lenders (the “Agent”) as amended by the First Amendment to the Credit Agreement made as of December 27, 2012, the Second Amendment to the Credit Agreement made as of May 31, 2013, the Third Amendment to the Credit Agreement made as of January 6, 2014, the Fourth Amendment the Credit Agreement made as of May 13, 2014,  the Fifth Amendment the Credit Agreement made as of November 25, 2014 and the Sixth Amendment the Credit Agreement made as of May 8, 2015, (as the same may be further amended, varied, supplemented, restated, renewed, replaced or otherwise modified from time to time, the “Credit Agreement”). We also refer to the default letter dated October 16, 2015 wherein Agent gave notice to Borrower of the occurrence of certain Events of Default under the Credit Agreement (the “Default Letter”) and the Forbearance Agreement made as of December 15, 2015, between the Borrower, the Lenders and the Agent (the “Forbearance Agreement”), the Second Forbearance Agreement made as of April 26, 2015 (the “Second Forbearance Agreement”) and the Third Forbearance Agreement dated July 12, 2016 (the “Third Forbearance Agreement”, collectively with the Forbearance Agreement, the Second Forbearance Agreement, the Credit Agreement and the Loan Documents, the “Credit Loan Documents”).

All initially capitalized terms used herein, unless otherwise defined, shall have the meanings defined in the Credit Agreement and the other Loan Documents.

Agent hereby confirms that Events of Default have occurred and are continuing to exist under the Credit Agreement, including, without limitation, the following (the “Existing Defaults”):

a)             Events of Default arising under Subsection 2.13(1) of the Credit Agreement as a result of the failure by the Borrower to pay when due the amount by which the Revolving Credit Advances plus Swing Line Advances exceed the lesser of (i) the then applicable Net

Revolving Credit Aggregate Commitment and (ii) the then applicable Borrowing Base (the “Borrowing Base Excess”), which Borrowing Base Excess was equal to $7,425,566  as of September 23, 2016 and Borrower’s subsequent failure to repay the Borrowing Base Excess in accordance with Subsection 2.13(1) of the Credit Agreement.

b)             Events of Default arising under Subsection 6.12(2) of the Credit Agreement as a result of Borrower’s failure to maintain Minimum Tangible Net Worth of at least Twenty Two Million Five Hundred Thousand Dollars (US$22,500,000) as of August 31, 2015 when Borrower reported Tangible Net Worth of Twenty Million Two Hundred and Ninety One Thousand Dollars (US$20,291,000), as of October 30, 2015 when Borrower reported Tangible Net Worth of Thirteen Million Eight Hundred and Fifty Thousand and Five Hundred and Sixty One Dollars (US$13,850,561) and as of December 31, 2015 when Borrower reported Tangible Net Worth of Ten Million Two Hundred and Twelve Thousand and One Hundred and Ninety Three Dollars (US$ 10,212,193).

c)              Events of Default arising under Subsection 6.12(3) of the Credit Agreement as a result of Borrower’s failure to maintain at all time a Minimum Liquidity Ratio of not less than 1.25:1.00 as of July 31, 2015 when Borrower reported a Minimum Liquidity Ratio of 1.23:1.00, as of October 30, 2015 when Borrower reported a Minimum Liquidity Ratio of 1.07:1.00, and as of December 31, 2015 when Borrower reported a Minimum Liquidity Ratio of 0.92; and

d)             Events of Default arising under Subsection 6.12(1) of the Credit Agreement whereby Borrower is required to maintain the Minimum Cash Balance of not less than Ten Million Dollars (US$10,000,000) in the aggregate among accounts held at Agent. Borrower’s cash balances did not aggregate to Ten Million Dollars (US$10,000,000) or more on September 11, 2015 on September 24, 2015 and on each day from September 29, 2015 through to the date of the Default Letter.  In addition, on various dates between December 15, 2015 and January 29, 2016, the Borrower’s cash balances did not aggregate to Three Million Dollars (US$3,000,000) or more on as required pursuant to the terms of the Forbearance Agreement and did not aggregate to Eight Hundred Thousand Dollars (US$800,000) or more as required pursuant to the terms of the Third Forbearance Agreement.

1.                                      Forbearance

a)             The Forbearance Period (as defined in the Forbearance Agreement) has expired and the Borrower has requested that the Agent, on behalf of the Lenders further extend the Forbearance Period.

b)             The Agent, on behalf of itself and Lenders, agrees that it shall not take any steps to enforce its rights or remedies against Borrower until the earlier of April 1, 2017 and the occurrence of a Termination Event, as defined below (the “Termination Date”) to the extent only that such rights or remedies are enforceable solely as a result of the Existing Defaults.

c)              As consideration for the forbearance by the Agent and the Lenders until the Termination Date, the Borrower shall pay to the Agent, on behalf of the Lenders, a forbearance fee in the amount of US$100,000.00 on the earlier of (i) receipt by the Borrower of net proceeds from the Equity Raise; and (ii) December 10, 2016.

d)             As of the date hereof and continuing until the Termination Date (the “Fourth Forbearance Period”) and thereafter until the termination of the tolling arrangements hereof in the manner provided for at article 1(c), and whether or not demand for payment or a Notice of Intention to Enforce Security has previously been delivered by Agent, Agent, and Borrower hereby agree to toll and suspend the running of the applicable statutes of limitations, laches or other doctrines related to the passage of time in relation to the Credit Agreement, the other Loan Documents, the Obligations and any entitlements arising from the Credit Agreement, the other Loan Documents, the Obligations and any other related matters, and each of the parties confirms that this letter agreement (the “Agreement”) is intended to be an agreement to suspend or extend the basic limitation period, provided by Section 4 of the Limitations Act, 2002 (Ontario) as well as the ultimate limitation period provided by Section 15 of the Limitations Act, 2002 (Ontario) in accordance with the provisions of Section 22(2) of the Limitations Act, 2002 (Ontario) and as a business agreement in accordance with the provisions of Section 22(5) of the Limitations Act, 2002 (Ontario) and any contractual time limitation on the commencement of proceedings, any claims or defences based upon such applicable statute of limitations, contractual limitations, or any time-related doctrine including waiver, estoppel or laches.

e)              The tolling provisions set out in article 1(b) of this Agreement will terminate upon either Borrower, or Agent on behalf of itself and the Lenders, providing the other party with 60 days written notice of an intention to terminate the tolling provisions hereof, and upon the expiry of such 60 day notice, and any time provided for under the statutes of limitations, laches, or any other doctrine related to the passage of time in relation to the Credit Agreement, the other Loan Documents, the Obligations or any entitlements arising from the Credit Agreement, the other Loan Documents, or the Obligations and any other related matters, will recommence running as of the effective date of such notice, and for greater certainty the time during which the limitation period is suspended pursuant to the tolling provisions of this Agreement shall not be included in the computation of any limitation period.

f)               The Borrower shall reimburse the Agent for:

a.              the consultancy fee paid by the Agent to Grant Thornton, on behalf of Borrower in the approximate amount of CAD$49,437.50 (the “Consultant Fee”). The Consultant Fee shall be payable by the Borrower to the Agent in two equal installments, with the first installment payable on or before Dec 10, 2016 and the second installment payable on or before January 13, 2017; and

b.              all legal fees and costs incurred by Agent in respect of the preparation and negotiation of the Credit Loan Documents in the approximate amount of CAD$66,500.00 (“Legal Fees”). The Legal Fees shall be payable by the Borrower to the Agent in monthly installments of CAD$10,000.00 with the first monthly installment due and payable on November 1, 2016.

g)              Upon the effectiveness of this Agreement through to the expiry of the Fourth Forbearance Period, the financial covenants set out in Section 6.12(2), 6.12(3) and 6.12(4) of the Credit Agreement are suspended and the Borrower shall not be required to comply with such financial covenants. For the avoidance of doubt, the Borrower shall be required to comply with all such financial covenants upon and after the occurrence of any Termination Event.

h)             The Agent waives satisfaction of Section 3.2© of the Credit Agreement with respect to issuance of a Letter of Credit solely in order to replace Letter of Credit No. 66023201N, notwithstanding that the Borrower cannot meet the condition precedents to such issuance as set out in Section 3.2(c) of the Credit Agreement.

2.                                      Amendments to the Credit Agreement

Effective on the date hereof:

a)             Section 1.1 of the Credit Agreement is amended by deleting the definitions of “Minimum Cash Balance” and replacing such definitions with the following:

“Minimum Cash Balance” shall mean:

1.              upon the delivery of this Agreement until the Termination Date, One Million Dollars (US$1,000,000.00);

2.              from and after receipt by the Borrower of net proceeds from the Equity Raise in the amount of Five Million Dollars (US$5,000,000), Two Million Dollars (US$2,000,000.00);

3.              from and after receipt by the Borrower of proceeds from the Equity Raise in the amount of Ten Million Dollars (US$10,000,000), Four Million Dollars (US$4,000,000.00); and

4.              from and after the Termination Date, Ten Million Dollars (US$10,000,000);

in each case Minimum Cash Balance shall not include income or the cash in respect of the joint venture interest with Himachal Futuristic Communications Limited. The Minimum Cash Balance shall be maintained by the Borrower in the Borrower’s Agent Account.

“Revolving Credit Maturity Date” shall mean the earlier to occur of (i) April 1, 2017 and (ii) the date on which the Revolving Aggregate Commitment shall terminate in accordance with the provisions of this Agreement.

b)             Schedule 1.1(11)-Applicable Margin Grid is amended with effect as of the date hereof,  by deleting “3.00%” adjacent to the column entitled “Canadian Prime Rate” and replacing such percentage with “3.50%”.

3.                                      Termination Event

a)             The occurrence of any default, Default or Event of Default under the Credit Agreement, the other Loan Documents or this Agreement, including a breach of any of the covenants set out herein but not including the Existing Defaults (the “Termination Event”).

b)             The Borrower acknowledges and agrees that, upon the occurrence of a Termination Event, Agent’s agreement to forbear from exercising its rights and remedies in respect of the Existing Defaults shall terminate automatically without notice and without any action by the Agent or the Lenders.

c)              With respect to an Event of Default of the requirement for to maintain the Minimum Cash Balance, the Borrower shall have two (2) Business Days to cure such default.

4.                                      Covenants of the Borrower

The Borrower agrees that:

a)             On or before December 14, 2016, or such later date as consented to by the Agent in its sole discretion,  the Borrower shall have received an amount of net proceeds from the issuance of common stock of the Borrower of not less than US$10,000,000 (the “Equity Raise”).

b)             On or before October 26, 2016 or such later date as consented to by the Agent in its sole discretion, the Borrower shall have issued to the Agent directly, warrants providing for the right to purchase, within five years from the date hereof, 375,000 common shares of the Borrower at a purchase price of $4.00 per common share.

a)             Commencing on the date hereof and continuing every other Monday thereafter during the Third Forbearance Period, Borrower shall deliver to Agent rolling 13-week cash flow projections (the “Projections”) in substantially the same format and prepared on substantially the same basis as the Projections attached as Schedule “A” hereto.

b)             Borrower shall use its best efforts to grant in favor of the Agent and the Lenders a first ranking perfected lien, charge and security interest in and over all of Borrower’s direct and indirect interests in that certain Joint Venture Agreement between Himachal Futuristic Communications Limited and the Borrower entered into on or about October 18, 2010.

c)              Agent may, at Agent’s option, conduct an audit of Borrower’s books and records not more frequently than once per quarter at Borrower’s expense, and Borrower agrees to cooperate in respect of such audits and provide Agent with unfettered access to Borrowers books and records for such purpose.

d)             The Borrowing Base Excess shall not exceed:

i.                  from and after the date hereof, until October 31, 2016, US$7,000,000;

ii.               from and after November 1, 2016 until November 30, 2016, US$5,500,000;

iii.            from and after December 1, 2016 until January 12, 2017, US$3,500,000; and

iv.           from and after January 13, 2017 until Termination of this Agreement, US$0.

5.                        Other

a)             Borrower agrees that the Existing Defaults have occurred and are continuing and that the Existing Defaults have not been waived by Agent or the Lenders. Borrower acknowledges that the total amounts outstanding under the Credit Agreement and the Credit Loan Documents as at October 6, 2016 is US$17,029,952.17 (the “Indebtedness”)  plus accrued and unpaid interest, fees, costs, expenses, and all other amounts payable under or in connection with the Credit Agreement, the other Loan Documents and this Agreement.

b)             Borrower and the Guarantors each acknowledge and confirm that the Collateral Documents (i) have not been amended, (ii) continue in full force and effect, and (iii)

secure, among other things, and subject to any limitations set out therein all obligations, liabilities and indebtedness owing by Borrower to the Lenders, without limitation, all amounts outstanding under the Credit Agreement, the other Loan Documents and this Agreement.

c)              The Guarantors acknowledge and agree that (i) the Credit Agreement, as amended to the date hereof, continues in full force and effect, and (ii) they have no claim for set-off, counter-claim or damages on any basis whatsoever against Agent or Lenders, and if there are any such claims, they are hereby expressly released and discharged.  The Guarantors acknowledge and agree that this Agreement shall not in any way whatsoever limit or lessen their liability as guarantors of the Borrower, and their guarantees remain in full force and effect, unamended, and are valid and enforceable against the Guarantors in accordance with their written terms. Each of the Guarantors hereby releases and forever discharges Agent and Lenders, and Agent’s and Lenders’ employees, officers, directors, agents and advisors and their representatives and successors from any and all manner of actions, causes of actions, suits, contracts, claims, demands, damages, costs and expenses of any nature or kind whatsoever, whether known or unknown, suspected or unsuspected whether at law or in equity, which the Guarantors ever had or now have or which the Guarantors or their administrators, officers, agents, successors and assigns hereafter can, shall or may have or by reason of any cause, matter or thing whatsoever existing up to the present time and relating to the Credit Agreement, the other Loan Documents, the Indebtedness, the Obligations, and the Collateral Documents or Agent’s or Lenders’ actions, errors or omissions with regard thereto.

d)             Borrower hereby releases and forever discharges Agent and Lenders, and their successors and assigns of and from any and all manner of actions, causes of actions, suits, contracts, claims, demands, damages, costs and expenses of any nature or kind whatsoever, whether known or unknown, suspected or unsuspected whether at law or in equity, which Borrower ever had or now has or which it or its administrators, officers, agents, successors and assigns hereafter can, shall or may have or by reason of any cause, matter or thing whatsoever existing up to the present time and relating to the Credit Agreement, the other Loan Documents, the Indebtedness, the Obligations, and the Collateral Documents or Agent’s or Lenders’ actions, errors or omissions with regard thereto.

e)              Borrower and the Guarantors agree to cooperate with Agent and to take any steps, deliver any documents and facilitate or authorize any registrations as may be reasonably requested by Agent, on behalf of itself and Lenders, to ensure the perfection and priority of the Collateral Documents, the protection and preservation of the collateral subject to the Collateral Documents, and to preserve the rights and interests of Lenders.  Borrower agrees to pay all reasonable costs, charges and expenses of Agent and Lenders (including, without limitation, reasonable legal fees on a substantial indemnity basis) associated with this Agreement, and Agent is hereby authorized to debit from time to time any account of Borrower with Agent or Lenders in respect of such costs, charges and expenses. If, on or after the Termination Date, Agent elects to proceed with the enforcement of the Collateral Documents, Borrower and the Guarantors shall co-operate fully with Agent and any receiver and manager or agent appointed by Agent or the Court in connection with the enforcement of the Collateral Documents all with the view to assisting in the orderly realization of the collateral subject to the Collateral Documents and maximizing the net recovery therefrom.

f)               The Borrower agrees to provide weekly verbal updates to the Agent, which update shall cover any topic reasonably requested by the Agent, including without limitation, cash flow forecasts, status of discussions with Sprint, Borrowing Base Certificates and vendor or customer issues.

g)              Nothing herein, nor any continuation of credit or other act or omission to act on the part of Agent or Lenders is intended, nor shall be construed, to constitute a waiver of the Existing Defaults or a waiver of any other defaults, Defaults or Events of Default that currently exist (whether known or unknown) or may hereafter arise under the Credit Agreement, the other Credit Loan Documents, the Collateral Documents, or this Agreement.

h)             Agent expressly reserves all of its rights and remedies under the Credit Agreement, the other Loan Documents, the Collateral Documents and applicable law including, without limitation, its right to demand payment as a result of any other defaults, Defaults or Events of Default (other than the Existing Defaults) that currently exist (whether known or unknown) or may hereafter arise under the Credit Agreement, the other Loan Documents or Collateral Documents. No delay on the part of Agent or Lenders in the exercise of any remedy, power, right or privilege under the Credit Agreement, the other Loan Documents or the Collateral Documents, or any other document, instrument or agreement entered into in connection therewith, shall impair such remedy, power, right, or privilege or be construed to be a waiver of any existing or future default, Default or Event of Default, and Agent hereby expressly reserves all of Agent’s and Lenders’ remedies, powers, rights or privileges under the Credit Agreement, the other Credit Loan Documents, the Collateral Documents, and each other document, instrument or agreement entered into in connection therewith, at law, in equity, or otherwise.

i)                 This Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same instrument.  The parties may execute this Agreement by delivery of signature by facsimile or electronic transmittal, which shall be deemed binding on the parties.

6.                                      Effectiveness

This Agreement shall not become effective until the date all of the following conditions have been satisfied or provided for in a manner satisfactory to Agent in its sole discretion (or such earlier date as determined by Agent in its sole discretion):

a)                                     Payment of the Agent’s fee in the amount of US$30,000 in respect of the fee payable to the Agent for the period June 1, 2016 to May 30, 2017;

b)                                     the Borrower has complied with all reporting requirements under the Credit Loan Documents;

c)                                      delivery of a fully executed copy of this Agreement; and

d)                                     delivery by Borrower of such other documents that the Agent, on behalf of itself and the Lenders, may reasonably request.

Sincerely,

Comerica Bank

By:

cc:                                Export Development Canada: ******

The terms and conditions in this Agreement are acknowledged and agreed to on this 12 day of October, 2016.

DRAGONWAVE INC.

By:
Name:
Title:

DRAGONWAVE CORP.

By:
Name:
Title:

DRAGONEWAVE S.à r.l.

By:
Name:
Title: